Leah Kraft
816-460-2439
lkraft@sonnenschein.com
October 2, 2009
VIA FEDERAL EXPRESS
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

Re:	Kansas City Southern de México, S.A. de C.V.
Registration Statement on Form S-4
Filed September 4, 2009
File No. 333-161762
Dear Ms. Ravitz:
     We are writing in response to your letter dated September 23, 2009 setting forth comments of the Securities and Exchange Commission’s staff with respect to the above-referenced filing.
     The responses by Sonnenschein Nath & Rosenthal, on behalf of Kansas City Southern de México, S.A. de C.V. (the “Company”), to the Staff’s comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates. Concurrently with this letter, the Company is filing a Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-4/A (File No. 333-161762) (“Amendment No. 1”).
Exhibit 5.1
     1. Refer to part (ii) of the fourth paragraph of the opinion letter. This subsection assumes facts which form the basis of the legal opinion. Please have counsel delete this section.
     Response: The Company has noted your comment to Exhibit 5.1 and requested that counsel delete the above-referenced part of the opinion letter. Thus, we have deleted part (ii) of the fourth paragraph of the originally-filed Exhibit 5.1.
Exhibits 8.1 and 8.2
     2. We note that counsels’ opinions merely confirm that relevant tax statements have been reviewed and opine that those statements are accurate. Please file revised tax opinions that appropriately address and express firm conclusions for relevant federal tax consequences material to the registrant statements.
     Response: The Company has noted your comment to Exhibits 8.1 and 8.2 and has requested that counsel revise the Exhibits per your comment. Thus, we and the Company’s Mexican counsel have revised these Exhibits to address and express firm conclusions for the relevant federal tax consequences material to the Company.
     Please note that Amendment No. 1 includes updates to the original Registration Statement relating to the passage of time, and other recent developments relating to the Company. Copies of the revised Exhibits referenced above, marked to show changes to the originally filed Exhibits, are enclosed for your reference. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 816-460-2439.

Sincerely,

/s/ Leah Kraft
Enclosure

cc:	Tarik A. Gause
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549